EX-99.1
Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WISH TO SELL YOUR SHARES OF
BENEFICIAL INTEREST AT THIS TIME PLEASE DISREGARD
THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND’S TENDER OFFER.

April 26, 2019

Dear Shareholder of the GAI Agility Income Fund:

We are writing to inform you of important dates related to the tender offer (the “Offer”) by the GAI Agility Income Fund (the “Fund”).  If you are not interested in selling your shares of beneficial interest (“Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on April 26, 2019 and end at 12:00 midnight, Eastern Time, on May 23, 2019.  The purpose of the tender offer is to provide liquidity to Shareholders who hold Shares.  Shares can be repurchased by means of a tender offer only during one of the Fund’s announced tender offers.  This Offer is expected to be the last opportunity Shareholders will have to withdraw from the Fund prior to the effective date of the Transition (as defined in the Offer to Purchase), which is expected to be on or about July 1, 2019. The Fund has been informed that, following the Transition, the Subadviser in its role as adviser anticipates recommending the conduct of periodic repurchase offers consistent with the Fund’s past practice, subject to the approval of the new board of trustees.

Shareholders wishing to tender Shares pursuant to the Offer should: (a) send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to Global Alternative Investments, c/o BNY Mellon TA Alternative Investment RIC Funds (“BNY Mellon”), at 4400 Computer Drive, Westborough, MA 01581, Attention: GAI Agility Income Fund; (b) email a completed and executed Letter of Transmittal to BNY Mellon at GAITenderReq@BNYMellon.com, Attention: GAI Agility Income Fund; or (c) fax a completed and executed Letter of Transmittal to BNY Mellon, Attention: GAI Agility Income Fund, at (508) 599-6137.  The completed and executed Letter of Transmittal must be received by mail, email or fax at the above address, email address or fax number prior to 12:00 midnight Eastern Time on May 23, 2019.  Generally, Shares being tendered by Shareholders pursuant to a repurchase offer will need to be tendered by Shareholders at least thirty (30) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to Wells Fargo Investment Institute, Inc. (the “Investment Adviser”) at the address noted above, by certified mail, return receipt requested; at the email address above; or by facsimile transmission.  BNY Mellon will mail to a Shareholder who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at (866) 440-7460 to obtain information about the status of your tender request.

If you do not wish to tender Shares for any reason simply disregard this notice.  No Action is Required if You Do Not Wish to Tender at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of Wells Fargo Investment Institute, Inc. at (866) 440-7460.

Sincerely,

GAI Agility Income Fund